Exhibit 99.1

Facilitating Life Science Innovations to Serve Unmet Medical Needs CORPORATE PRESENTATION NASDAQ GLOBAL MARKET: APM

Disclaimer 2 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited This document includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward - looking statements. In some cases, you can identify forward - looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward - looking statements, which include statements regarding projected timelines for application submissions, trials and commercialization and market potential of related products, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward - looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20 - F and other filings that Aptorum Group may make with the SEC in the future. As a result, the projections included in such forward - looking statements are subject to change. Aptorum Group assumes no obligation to update any forward - looking statements contained in this document as a result of new information, future events or otherwise.

About Aptorum Group • Established in 2010, focused on current unmet medical needs, including orphan diseases, infectious diseases, metabolic diseases and women’s health, over 15 therapeutic candidates • Business Strategy: From Discovery to Ph2 Proof - of - Concept (PoC) • Markets and Regulatory: Targeted for US FDA clinical, China NMPA and Europe EMA approval and other major countries • IPO: Listed on NASDAQ Global Market (ticker symbol: APM) on December 18, 2018 • 2 Development Sites: Hong Kong Science and Technology Park (non - GLP, formulation, preclinical work) and Toronto (GLP, GMP, clinical trial coordination) • ~40 full time staff and ~45 scientists, advisors and consultants with vast experience in drug development and clinical studies Company information 3 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

Aptorum Management and Directors

Leadership



MR. IAN HUEN

Founder, Chief Executive Officer and Executive Director

- Over 15 years in global asset management;
- US healthcare equity research analyst at Janus Henderson Group;
- Trustee board member of Dr. Stanley Ho Medical Development Foundation;
- CFA, Princeton University, U.S. (Econ)



MR. DARREN LUI

President and Executive Director

- Over 13 years in global capital market;
- Extensive experience in Investment in UK, Singapore, US, etc.;
- ICAS, CFA & Associate of Chartered Institute of Securities & Investments (UK);
- First-Class Honors from Imperial College (Biochemistry)



DR. CLARK CHENG

Chief Medical Officer and Executive Director

- Almost 10 years working in Raffles Medical Group as Operations Director and Deputy General Manager;
- Received medical training at the University College London in 2005 & obtained membership of the Royal College of Surgeons of Edinburgh in 2009;
- MBA, University of Iowa, U.S.



MISS SABRINA KHAN

Chief Financial Officer

- Almost 10 years serving US & Asian healthcare companies;
- Extensive experience in business development, restructuring, US & Asian IPO, and M&A deals;
- Solid accounting experience gained from Big 4;
- Advanced China Certified Taxation Consultant;
- CPA, University of Hong Kong (BBA(Acc & Fin))



DR. THOMAS LEE WAI YIP

Head of Research and Development

- Former Assistant Professor at The Chinese University of Hong Kong (CUHK) specialized in drug delivery and formulation development;
- 10 years from Novartis & Celgene;
- B.Pharm.(Hons), CUHK; Ph.D. in Pharmaceutical Sciences (Drug Delivery), the University of Wisconsin-Madison



DR. ANGEL NG SIU YAN

Chief Operating Officer

- Research Officer cum Project Manager at The University of Hong Kong (HKU) towards cadaveric trial for a novel soft robotics medical device;
- Former Project Manager at Hong Kong Science & Technology Parks Corporation and CUHK;
- B.Sc (Hons), HKU; M.Sc in Composite Materials, Imperial College London; Ph.D. in Mechanical Engineering, HKU

Independent Non-Executive Directors



PROFESSOR DOUGLAS ARNER

Kerry Holdings Professor in Law, HKU



DR. JUSTIN WU

COO of CUHK Medical Centre



DR. MIRKO SCHERER

CEO of CoFes China



MR. CHARLES BATHURST

Founder of Summerhill Advisors Limited

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

APTORUM

Aptorum Team

Clinical Advisor



DR. NISHANT AGRAWAL

Senior Clinical Advisor - ATL

- Professor of Surgery, School of Medicine, University of Chicago



DR. HENRY CHAN LIK YUEN

Senior Clinical Advisor - ATL

- Associate Dean, Faculty of Medicine, CUHK



DR. PHILIP W.Y. CHIU

Senior Advisor - ATL

- Professor, Department of Surgery, Institute of Digestive Disease, CUHK



DR. VINCENT MOK CHUN TONG

Senior Advisor - ATL

- Head of Division of Neurology, Dept of Medicine & Therapeutics, CUHK

Consultants, Advisors and Principal Investigators



DR. KEITH CHAN

Consultant

- Adjunct professor and advisor at the Research Center for Drug Discovery, National Yang Ming University in Taipei;
- Former Division Director of Office of Generic Drugs, US FDA;
- Co-founder of Globomax LLC;
- Formerly employed at Ciba-Geigy



DR. LAWRENCE BAUM

Senior Scientific Advisor - VIL

- Hon. Asso. Professor, Department of Psychiatry, The University of Hong Kong



DR. FRANCIS SZELE

Senior Scientific Advisor - VIL

- Asso. Professor, Department of Physiology, Anatomy & Genetics, University of Oxford;
- Asst. Professor, Subventricular Zone, Northwestern University;
- Ph.D. in Biology, The University of Pennsylvania, U.S.



MR. WILLIAM WEISS

Consultant

- Currently Director of Preclinical Service and Instructor of Pharmaceutical Sciences, College of Pharmacy, University of North Texas;
- 38 years of experience in drug discovery and development of antimicrobials including antibiotics, antivirals and antifungals;
- Former Director of Cumbre Pharmaceuticals Inc;
- Former Group Leader at Wyeth for 17 years;
- Formerly employed at Schering-Plough for 7 years;
- BSc in Microbiology from Rutgers University; MSc in Microbiology from Penn State University and Fairleigh Dickinson University



DR. KIRA SHEINERMAN

Senior Strategic Consultant

- Co-Founder, CEO and Executive Director of DiamiR Biosciences;
- Serves as a Managing Director, Healthcare Investment Banking at H.C. Wainwright & Co.;
- Ph.D. in Biomedical Sciences from Mount Sinai School of Medicine in New York
- Honors MBA from Zicklin School of Business, Baruch College, City University of New York



PROFESSOR RICHARD KAO

Principal Investigator

- Asso. Professor, Department of Microbiology, The University of Hong Kong;
- Ph.D. in Microbiology, the University of British Columbia;
- The recipient of the Innovation Academy Award from the International Consortium of Prevention and Control of Infection (ICPIC) in Geneva, Switzerland in 2017

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

APTORUM

Current progress of leading pipeline programs and discovery 1. Refers to the drug’s existing Phase I/II safety data previously conducted by a third party. Does not refer to clinical trials conducted by Aptorum 2. Subject to FDA’s approval 6 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

Current progress of leading pipeline programs and discovery 7 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

SMART - ACT ™ Drug Discovery Platform: Orphan Disease Focus and Selection Life threatening disease High unmet need IP protection Market size Competitive landscape Clinical trial design Paediatric disease By region Target selection Disease knowledge Disease selection criteria High p ri o rity • US: <200,000 patients • EU: <5 in 10,000 • Japan: <50,000 patients • China: defined list of 121 rare diseases 7000+ Orphan Diseases Patient population definition: SMART - ACT ™ High Priority Orphan Diseases 8 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

SMART - ACT ™: Pipeline Workflow 2,600 FDA - approved small molecule drugs New drug indication • Life threatening disease • Lack of effective treatment • Large market size 1 Drug target selection • Computational mining from literature • Up to 5 disease drug targets selected 2 3 In vitro validation • Cell line model • IC 50 • Combo treatment standard therapy 5 Wet lab Computational In vivo validation • Animal model • In vivo efficacy 6 IP protection • Indication patent • Reformulation • Combination patent • Dosage patent 7 Development / out - licensing • US FDA 505 (b)(2) filing • In - house development or out - licensing with co - development partners 8 In silico generated hits 4 9 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

SACT-1 (neuroblastoma): market overview

SACT-1 targets neuroblastoma, a cancer that develops from nerve cells

MARKET SIZE

- **#1** — Most common type of solid tumor in children[1]
- **US$2.6bn** — Value of the global neuroblastoma treatment market in 2017[2]
- **3.7%** — CAGR global neuroblastoma treatment market (2019-2023)[2]

Prevalence

- ~700 cases of high risk neuroblastoma (NB) patients each year in the US[3] and we estimated EU has 1.5x those cases, c. 1050 high risk NB patients per year.
- Accounts for ~15% of all cancer-related deaths in the pediatric population[4]

Orphan drug designation[5]

- Neuroblastoma is a rare disease and drugs are qualified for orphan designation by the FDA
- Designated orphan drugs receive 7 years of market exclusivity in US and 10 years of marketing exclusivity in EU
- Patents on reformulation, if granted, will provide up to 20 years of patent exclusivity from the application date in parallel to the market exclusivity

1. Pediatr Rev. 2018 Feb;39(2):57-67; 2. "Neuroblastoma Market Global Industry Perspective, Comprehensive Analysis, Size, Share, Growth, Trends, and Forecast 2019 – 2023"(2019). MRFR Research. 3. Curr Oncol Rep. 2009 Nov;11(6):431-8 4. Paediatr Drugs. 2011 Aug 1;13(4):245-55 5. https://www.fda.gov/about-fda/office-special-medical-programs/office-orphan-products-development

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

In vitro drug activity against neuroblastoma cell lines

- SACT-1's potential action against neuroblastoma might be patentable
- We find that its action against neuroblastoma could be patentable

Timeline

➝ Lead Projects ➝ Other Candidates ➝ Non-therapeutics Candidates

Projects	Candidate / Modality	Indication	Computational Discovery	*In vitro* validation	Existing PhI/II clinical safety data	*In vivo* validation	IND preparation & submission	PhII/III w/ limited population
SACT's Series								
SACT-1	Repurposed Drug Molecule	Neuroblastoma	➝	➝	➝	➝		

Control treatment on neuroblastoma cells



SACT-1 treatment on neuroblastoma cells



	IC_{50} [µM] For IMR-32	IC_{50} [µM] For SK-N-BE(2)	IC_{50} [µM] For SK-N-SH	IC_{50} [µM] For SH-SY5Y
SACT-1	2.97	3.37	2.75	3.12

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

APTORUM

Synergistic effect of SACT - 1 in combination with standard treatment • Synergistic effect observed for SACT - 1 in combination with standard treatment in 2 different neuroblastoma cell lines, as seen in the isobologram (left) and the Excess over Bliss (right) 14 13 1 1 18 21 2 0 0.37 10 0.2 0.4 Standard Tx (μM) 1.11 3.33 SACT - 1 (μM) Neuroblastoma cell line #1 Excess over Bliss 10 13 5 0 11 9 2 - 7 0.37 10 0.2 0.4 Standard Tx (μM) 1.11 3.33 SACT - 1 (μM) Neuroblastoma cell line #2 Excess over Bliss Synergistic Antagonistic Standard Tx (μM) 12 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited SACT - 1 (μM) Synergism An t a g on i sm The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

SACT - 1: safety & tolerability 13 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited Well - established Safety profile based on a FDA approved product • Did not show genotoxic potential even at the highest feasible concentration dose ( in vitro and in vivo ) • In a phase IIb study over 2 years, all SACT - 1 doses were safe and well tolerated • No dose relationship between RPV and adverse events (AE) Ref: doi: 10.1089/AID.2011.0050 RPV 2 5 m g /d a y (N=93) 7 5 m g /d a y (N=95) 1 5 0m g /d a y (N=91) Median treatment duration, weeks 101 100 100 Adverse events (AE) Any grade 2 - 4 AE at least possibly related to RPV 20% 20% 21% AEs leading to discontinuation 9% 12% 14% Any serious AE 13% 14% 10% Deaths 0% 2% 0% FDA approved pharmacokinetics profile • Data package can be potentially accepted by the FDA in our 505(b)(2) new drug application • Relatively long half - life (t 1/2 = 43 - 55h). Frequent dosing may not be required

Executive summary: Acticule projects

ALS-4

- Aptorum's lead program ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA[1]
- Unlike all major treatments on the market, ALS-4 is an orally administered anti-virulent molecule using a non-bactericidal approach[1], potentially reducing significant risks of developing *S. aureus* resistance
- Targeting IND submission by H2 2020
- Upon IND approval, a Phase I clinical study to commence in H2 2020 in North America
- Targeting to submit written request for approval under the newly established LPAD regulatory pathway (Limited Population Pathway for Antibacterial and Antifungal Drugs), to expedite marketing approval and commercialization

ALS-1

- A unique antiviral therapeutic against Influenza A that has a more upstream target than Tamiflu® which is shown to be more effective in vitro[1]
- Viral resistance to Tamiflu and other neuraminidase inhibitors has risen rapidly in recent years[2]
- ALS-1 has a distinct mechanism of action compared with Tamiflu® and Xofluza™[1,3]

ALS-2/ALS-3

- Additional novel anti-virulent, non-bactericidal approach therapeutics targeting Gram-positive bacteria[1]
- In discovery/lead optimization stage and generating good traction towards doing IND-enabling studies[1]

1. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 2. Influenza Antiviral Medications: Summary for Clinicians. CDC. https://www.cdc.gov/flu/professionals/antivirals/summary-clinicians.htm; 3. Nat Biotechnol. 2010 Jun;28(6):600-5

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

APTORUM

ALS-4: Market Overview

ALS-4 is an anti-virulent, non-bactericidal drug candidate for *Staphylococcus aureus* infections including MRSA

MARKET SIZE

30%
Mortality rate of patients with *S. aureus* bacteremia[1]

US$2.9bn
Value of the global MRSA drugs market in 2016[2]

3.2%
CAGR global MRSA drugs market (2017-2025)[2]

Third-party infectious disease drugs or company-related mergers and acquisitions

- In 2014, Merck's acquisition of Cubist Pharmaceuticals, a large developer of antibiotics, for USD 8.4bn[3]
- In 2018, Roivant's licensing of Intron's Phase II asset for USD 667.5m in upfront and milestone payments[4]

1. Clin Microbiol Rev. 2012 Apr;25(2):362-86; 2. "Methicillin-resistant Staphylococcus Aureus (MRSA) Drugs Market - Global Industry Analysis, Size, Share, Growth, Trends, and Forecast, 2017-2025" (2018). Transparency market research; 3. https://dealbook.nytimes.com/2014/12/08/merck-agrees-to-acquire-drug-maker-cubist-for-9-5-billion/; 4. https://www.prnewswire.com/news-releases/roivant-sciences-and-intron-bio-sign-licensing-dealfornovel-anti-superbugs-biologic-sal200-300753307.html

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited APTORUM

Market Approved Drugs for MRSA Infections

Frequently prescribed antibiotics for MRSA infections[1]

Product (Company)	Antibiotic Class	Indication(s)	RoA	Dose	Cost of Treatment (duration)	Notes
Vancomycin (Generic)	Glycopeptide	Severe infections caused by MRSA	IV / oral*	2g/day	USD 101-144 (7-10 days)	• **Currently, the most frequently prescribed** antibiotic for MRSA suspected infections[1,2] • In clinical use for >60 years[3], **vancomycin-resistant *S. aureus* (VRSA) was first discovered in 2002[4]**
Daptomycin (Merck)	Lipopeptide	ABSSSI, *S. aureus* bacteremia	IV	4-6mg/kg/day	USD 6,736-23,710[5] (14-42 days)	• In clinical use since 2003[6] • **Daptomycin resistance described in S. aureus as early as 2006[7]**
Linezolid (Pfizer)	Oxazolidinone	ABSSSI, CABP, HABP, uSSSI	IV / oral	0.8-1.2g/day	IV: USD 1,920-5,376 Oral: USD 2,978-11,429 (10-14 days)	• In clinical use since 2003[8]. Entirely synthetic, not expected to develop clinical resistance[9], however • **Linezolid resistance encountered clinically since 2010[9]**
Ceftaroline fosamil (Actavis)	Cephalosporin	ABSSSI, CABP	IV	1.2g/day	USD 1,831-5,127 (5-14 days)	• In clinical use since 2010[10] • **Ceftaroline resistance encountered clinically since 2016[11]**
Tigecycline (Pfizer)	Glycycycline	ABSSSI, CABP, CIAI	IV	0.1-0.2mg/day	USD 1,888-4,977 (5-14 days)	• In clinical use since 2005[12] • **Tigecycline resistance encountered clinically in developing countries since 2017[13,14]**
Televancin (Theravance Biopharma)	Lipoglycopeptide	ABSSSI, HABP, VABP	IV	10mg/kg/day	USD 3,002-10,568 (7-21 days)	• In clinical use since 2009[15] • **Vancomycin resistance leads to a 4-8x increase in telavancin MIC** (minimum inhibitory concentration)[16]

ABSSSI: acute bacterial skin and skin structure infection; CABP: community-acquired bacterial pneumonia; HABP: hospital-acquired bacterial pneumonia; CIAI: complicated intra-abdominal infection; VABP: ventilator-associated bacterial pneumonia; * Only for intestinal infections; 1. Reproduced from" Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 5. Cost of treatment of Daptomycin for S. aureus bacteremia at a dosage of 6mg/kg; 6. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2003/21-572_Cubicin.cfm; 7. Int J Antimicrob Agents. 2006 Oct;28(4):280-7; 8. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2002/21-130s003_21131s003_21132s003_ZyvoxTOC.cfm; 9. Pharmaceuticals (Basel). 2010 Jul; 3(7): 1988–2006; 10. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2010/200327orig1s000toc.cfm; 11. J Antimicrob Chemother. 2016 Jun; 71(6): 1736–1738; 12. FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2005/21-821_Tygacil.cfm; 13. New Microbes New Infect. 2017 Sep; 19: 8–12; 14. Journal of Microbiology and Infectious Diseases 2017; 7 (4):173-177; 15.FDA. https://www.accessdata.fda.gov/drugsatfda_docs/nda/2009/022110s000TOC.cfm; 16. Clin Infect Dis. 2015 Sep 15;61 Suppl 2:S58-68.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited APTORUM

ALS-4: Addressing the Shortfall of Vancomycin

Vancomycin

- Generic antibiotic that is the most frequently prescribed for MRSA-suspected infections[1,2]
- After >60 years[3] of clinical use, its use against *S. aureus* is becoming limited. Vancomycin has been shown to have slow bactericidal activity, poor anti-staphylococcal activity, poor tissue penetration, and high rates of infection relapse[4,5,6,7,8,9]
- The shortcomings of Vancomycin has been compounded since the discovery of vancomycin-resistant S. aureus (VRSA) in 2002[10]
- Vancomycin is not orally bioavailable and must be administered intravenously in order to treat systemic infections[11,12]. Oral vancomycin is only effective for treating local intestinal infections[13]. Therefore, for MRSA-suspected infections oral vancomycin is only indicated for the treatment of pseudomembranous colitis[14]

ALS-4: Stand Alone or as Combination Therapy with Antibiotics (e.g. Vancomycin)

- As a combination therapy believed to overcome the shortcomings of vancomycin.[15]
- ALS-4 can potentially complement other bactericidal antibiotics as well, therefore ALS-4 is not a direct competitor of antibiotics
- Synergistic effects of other drugs with vancomycin against MRSA has been demonstrated previously with β-lactam antibiotics and vancomycin[16]

1st place, Innovation Academy Category, ICPIC 2017


ICPIC
2017
Innovation Academy Award
1st Hubert Tuor ICPIC Innovation Academy Award

- Awarded to the Company's Hong Kong team, led by Dr. Richard KAO
- For the revolutionary concept of applying chemical genetics to tackle MRSA infection, which forms the scientific basis of ALS-2, ALS-3 and ALS-4

1. "Companies Take Aim at MRSA Infections" P T. 2016 Feb; 41(2): 126–128; 2. Clin Infect Dis. 2011 Feb 1;52(3):e18-55; 3. Clin Infect Dis. 2006 Jan 1;42 Suppl 1:S5-12; 4. Antimicrob Agents Chemother. 2008 Jan;52(1):192-7; 5. Clin Infect Dis. 2007 Jan 15;44(2):190-6; 6. Clin Infect Dis. 2007 Sep 1;45(5):601-8; 7. J Clin Microbiol. 2011 Oct;49(10):3669-72; 8. Clin Infect Dis. 2007 Sep 15;45 Suppl 3:S191-5; 9. J Clin Microbiol. 2004 Jun;42(6):2398-402; 10. Centers for Disease Control and Prevention. https://www.cdc.gov/hai/settings/lab/vrsa_lab_search_containment.html; 11. J Infect. 2018 Dec;77(6):489-495; 12. StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2019-2018 Nov 18; 13. HealthJade, https://healthjade.net/vancomycin/; 14. Medscape, https://reference.medscape.com/drug/firvanq-vancocin-vancomycin-342573; 15.Combination Antibiotic Treatment of Serious Methicillin-Resistant Staphylococcus aureus Infections, https://www.thieme-connect.com/products/ejournals/pdf/10.1055/s-0034-1396906.pdf; 16. J Clin Microbiol. 2016 Mar; 54(3): 565–568

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

ALS-4: Value Proposition

Antibiotic

- Antibiotic resistance in S. aureus has been discovered in most prescribed antibiotics for MRSA[1]
- Broad spectrum and indiscriminate[2]
- Commonly affect normal flora, may lead to superinfection in case of drug resistance[3]

Indiscriminate clearance


Antibiotics

Anti-virulence (ALS-4)

- ✓ Not bactericidal, potentially less selective pressure and much less likely for bacteria to develop resistance[4,5]
- ✓ "Disarms" the bacteria by reducing pathogenicity[4,5,6]
- ✓ Bacterial clearing is mediated by host immunity[4,5]

Directed against pathogen


Anti-virulence

1. Refer to "ALS-4: Approved Drugs for MRSA Infections" for complete set of sources; 2. P T. 2016 Feb; 41(2): 126–128; 3. J Infect Dis. 2018 Jan 30;217(4):628-636; 4. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 5. MBio. 2017 Sep 5;8(5). pii: e01224-17; 6. J Exp Med. 2005 Jul 18;202(2):209-15.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited APTORUM

Mechanism of Action: Staphyloxanthin of Staphylococcus aureus The above diagram summarizes the mechanism of action by Staphyloxanthin of Staphylococcus aureus: • Neutrophils kill bacteria including Staphylococcus aureus intracellularly or extracellularly via Reactive Oxygen Species “ROS - oxygen radicals released by neutrophils trigger the subsequent bacterial damage processes” 1 . • To counteract, Staphyloxanthin protects the bacteria by serving as an anti - oxidant to neutralize the ROS secreted by neutrophils 2 . Neut r ophil 19 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited 1 Annu Rev Immunol. 2005;23:197 - 223; 2 mBio. 2017 Sep 5;8(5). pii: e01224 - 17

Mechanism of Action-ALS-4 on Staphyloxathin Synthesis


ROS
ROS
STAPHYLOCOCCUS AUREUS
Mechanisms of innate immune resistance
+ALS-4
STAPHYLOCOCCUS AUREUS
Mechanisms of innate immune resistance
CELL DEATH

The above diagram summarizes our findings about how ALS-4 inhibits Staphyloxathin synthesis:

- ALS-4 inhibits a key enzyme in the biosynthesis of Staphyloxanthin with an IC_{50} = 20nM.
- In the absence of Staphyloxanthin, the bacteria become susceptible to damage by ROS, triggering the usual series of mechanisms by neutrophils that ultimately leads bacterial cell death.


DMSO control
ALS-4
200nM
100nM
50nM
25nM
12.5nM
6.3nM
3.1nM

The description of ALS-4 and related conclusory statements on ALS-4 on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome
© Copyright 2020 Aptorum Group Limited
APTORUM

ALS - 4: oral formulation treatment in an MRSA survival study The combination of ALS - 4’s anti - virulence properties together with host immune system, efficacy is still superior. The below in - vivo data includes rats infected with a lethal dose of MRSA USA300 in a bacteremia model. Survival (%) 21 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited Vehicle (N=9) ALS - 4 (10mg/kg) (N=9) 0% Time (d) • A lethal dose (10 9 CFU) of MRSA was introduced through the tail vein • ALS - 4 was administered orally 30 minutes after infection for twice a day thereafter 55 . 6 % p = 0.013 The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

ALS-4: oral formulation treatment in a non-lethal bacteremia model

ALS-4 is shown to greatly reduce organ bacterial count in a bacteremia animal model



Kidney bacterial count (CFU/g) (log_{10} scale)
8
6
4
2
0
* p=0.01
$10^{4.8}$ = 63,096 CFU/g
99.5%reduction
$10^{2.5}$ = 316 CFU/g
Control (N=8)
ALS-4 (10mg/kg) (N=8)

- Rats were challenged with a non-lethal dose (10^7 CFU) of MRSA through the tail vein
- In order to simulate a more realistic clinical scenario, treatment was introduced 14-days after infection, where ALS-4 was administered orally twice a day at 10mg/kg per animal

The results shown in this slide are based on Aptorum's internal (in vitro/in vivo) tests/experiments that have not been verified in clinical trials and/or third party testing

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For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome
© Copyright 2020 Aptorum Group Limited
APTORUM

ALS-1: Targeting a Novel Druggable Target for Influenza A

ALS-1 inhibits influenza A nucleoprotein (NP)

- NP is the most abundantly expressed protein during the course of an infection[1]. Its primary function is to encapsidate the virus genome for RNA transcription, replication and packaging. It is also a key adapter molecule between virus and host processes[1]
- ALS-1, by targeting NPs, acts upstream of Neuraminidase inhibitors such as Tamiflu, which target the last stage (budding) of the viral life cycle[2]. This novel mechanism distinguishes ALS-1 from all other currently marketed antiviral drugs[3]

ALS-1 outperforms Tamiflu® (oseltamivir, in red) in vitro with a lower IC50[2]



PFU relative to controls
In the absence of compounds (%)
120
100
80
60
40
20
0
0.01
0.1
1
10
100
Concentration of compounds (µm)
H1N1 (A/WS N/33) with nucleozin
H3N2 (clinical isolate) with nucleozin
H5N1 (A/Vietnam/1 194/04) with nucleozin
H1N1 (A/WS N/33) with oseltamivir

This figure shows the concentration dependence of ALS-1 in reducing the plaque-forming unit (pfu, a measure of number of infectious virus particulates) of human H1N1, H3N2 and H5N1 influenza viruses. The IC_{50} for these viruses is between 0.1-1µM

ALS-1 inhibited viral growth up to 6 hours after infection, indicating antiviral activities reside on post-entry and post-nuclear events[2]



PFU/ml
1.4e+5
1.2e+5
1.0e+5
8.0e+4
6.0e+4
4.0e+4
2.0e+4
0.0
-1 hr
0 hr
1 hr
2 hr
4 hr
6 hr
8 hr
(+)

This figure shows that MDCK cells were infected and ALS-1 (1 µM) was added before infection (– 1 h), at the time of infection (0 h) and at 1, 2, 4, 6 and 8 hour after infection as indicated. (+) control without ALS-1

1. J Gen Virol. 2002 Apr;83(Pt 4):723-34; 2. Nat Biotechnol. 2010 Jun;28(6):600-5; 3. Refer to the next slide "ALS-1: A Unique Antiviral Therapeutic Against Influenza A".

23
For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome
© Copyright 2020 Aptorum Group Limited
APTORUM

Claves Executive Summary Human Microbiota • We live in constant symbiosis with our gut bacteria, and dysbiosis can be the cause to numerous diseases 1 Claves Technology • The Claves technology is designed to physically modulate the chemical signaling of diseases - causing microbiota 2 • Highly scalable large molecule technology with over 70 potential therapeutic targets possible for development 2 • Claves therapeutics bind target chemicals with high affinity and specificity, they are non - absorbable and expected to be free from any systemic toxicity 2,3 • Multiple candidates under development for various indications 2 • CLS - 1 is the lead program in the Claves projects, intended to target metabolites secreted by the microbiota linked to obesity 2 • CLS - 1 is also shown to modulate gut microbiota population linked to obesity 2,3 • CLS - 1 achieves significant weight loss in a mouse model without affecting the gut mucosa, inflammation, and the functions of the liver and kidneys 2,3 • Non - absorbable nature of the Claves therapeutics may expedite traditional toxicological studies 2 CLS - 1: Lead Program Targeting Obesity 24 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited 1. Lancet. 2003 Feb 8;361(9356):512 - 9; 2. Based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing; 3. Data available in this presentation; 4. Current understanding of dysbiosis in disease in human and animal models, https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4838534/ • Contains 100s of species of microbes • Constantly producing 1000s of active metabolites • Some metabolites provides immunological and metabolic benefits • Dysbiosis (microbial imbalance) is a significant factor in disease 4

Claves Platform and CLS-1: Value Proposition

CLS-1

- Identified specific microbiota metabolite linked to obesity
- Novel therapeutic that physically modulates microbiota metabolite
- Acts locally in the gut with high affinity and specificity
- Non-absorbable and is expected to be free from any systemic toxicity
- Significant weight loss in an animal study

Claves Platform

- Novel platform technology that can be customized to bind a wide variety of microbiota metabolites with high affinity and specificity
- Sustainable pipeline of drug candidates for treatment of multiple indications (see next page)

Microbiota-associated therapeutic targets for various diseases + Claves platform = Sustainable therapeutic pipeline

POSSIBLE INDICATIONS

SYSTEMIC DISEASES		DIGESTIVE DISEASES
Obesity	Renal failure	C. difficile infection
Diabetes	Depression	Colorectal cancer
Fatty liver	Parkinsonism	Inflammatory bowel disease
Cardiovascular diseases	Autistic spectrum disorder	Irritable bowel syndrome

All conclusory statements on this slide are based on Aptorum's internal tests/experimentation and has not yet been verified by clinical trials or third party testing.

25

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome

© Copyright 2020 Aptorum Group Limited

APTORUM

Mechanism of Action Metabolite 1 produced by the microbiome and its link to obesity • High - fat diet in rats increased levels of metabolite 1 in the GI tract • High metabolite 1 turnover promotes obesity and metabolic syndrome • Metabolite 1 drives via a number of pathways to cause increased insulin secretion and nutrient intake • Majority of GI tract metabolite 1 produced by microbiome • CLS - 1 specifically binds to and removes metabolite 1 from the body • CLS - 1 is a macromolecule that, due to its particle size (over 20um), cannot be ab sorbed into the systemic circulation (both on its own and in combination with the metabolite 1) • The combined form passes out through the digestive system and therefore, removing metabolite 1 from the gut. All conclusory statements on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing. 26 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

CLS - 1: Market Overview Recent Deals in Obesity Treatment • Boehringer Ingelheim committed up to USD 300m to work with Gubra on obesity treatments Competing Drugs • CLS - 1 is a drug candidate for obesity treatment that achieves its effect by modulating the chemical signaling of gut microbiota. There are no obesity treatment drugs on the market using similar mechanism 3 . CLS - 1: the lead program in the Claves projects, targeting obesity 27 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

CLS - 1: Efficacy in a Mouse Model CLS - 1 treatment significantly reduces body weight in mice The above data are based on Aptorum's internal tests and has not yet been verified by clinical trials or third party testing. 28 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

NLS - 2: Executive Summary NLS - 2 1 • NLS - 2 is a dietary supplement for the relief of menopausal symptoms. • The bioactive component of NLS - 2 is DOI, a novel non - hormonal compound extracted from Chinese Yam • DOI significantly increased estradiol biosynthesis and aromatase expression in granulosa cells in vitro and in vivo (rat animal model) • Osteoporosis is frequently associated with menopause. DOI increases the apparent bone mineral density, bone volume fraction and trabecular thickness in an in vivo rat model • DOI acts in a tissue - specific manner. Upregulation of aromatase, an enzyme involved in the production of estrogen, by DOI was found in ovary but not in other tissue • DOI does not cause toxicity in vitro based on cell viability in the MTT assay • Targeting to launch as a dietary supplement in H2 2020 Timeline 2 1. Lancet. 2003 Feb 8;361(9356):512 - 9; 2. Data available in this presentation All conclusory statements on this slide are based on Aptorum’s internal tests/experimentation and has not yet been verified by clinical trials or third party testing. 29 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited

APPENDIX

Income Statement Summary (U.S. GAAP) 1 Notes: 1. The following slide contains selected information for the Company's income statement. Please see the Company's most recently file d F orm 20 - F for the Company's complete financial statements. 2. During the year ended December 31, 2019 and 2018, the net interest expenses included USD 3.1 M and USD 2.4 M, respectively, amortization of beneficial conversion feature which are non - cash items. Year ended December 31, Year ended December 31, 2019 2018 US$ US$ Revenue 535,166 383,450 Research and development expenses (6,939,051) (3,101,432) General and administrative fees (7,373,425) (4,919,626) Legal and professional fees (3,405,705) (1,811,770) Net loss attributable to Aptorum Group Limited (18,686,762) (14,831,723) Net loss per share – basic and diluted (0.64) (0.53) Interest (expense) income, net 2 (3,699,672) (4,458,191) Depreciation and amortization (1,299,618) (682,902) 31 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited Share based compensation expenses (1,612,832) -

Selected Balance Sheet Items (U.S. GAAP) 1 Notes: 1. The following slide contains selected information for the Company's balance sheets. Please see the Company's most recently filed form 20 - F for the Company's complete financial statements. 2. Current assets less current liabilities. 3. Since September 2019, Aptorum Group has access to over USD15m in working capital from shareholder support December 31, 2019 32 For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome © Copyright 2020 Aptorum Group Limited December 31, 2018 US$ US$ Cash, restricted cash and marketable securities 6,356,284 27,121,576 Total current assets 8,032,881 28,722,941 Property, plant and equipment, net 7,093,035 4,260,602 Total assets 23 , 954 , 21 8 45 , 074 , 64 0 Convertible debts - (10,107,306) Warrant liabilities - ( 7 5 3 , 1 1 8) Total current liabilities (2,674,675) (12,184,865) Total liabilities (9,102,466) (12,328,738) Total equity attributable to the shareholders of Aptorum Group Limited 16,361,208 33,114,435 Working Capital 2,3 5,358,206 16,538,076

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